Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Meridian Gold announces record third quarter 2006 results

    (All dollar amounts in U.S. currency)

    RENO, NV, Oct. 24 /CNW/ - Meridian Gold Inc. ("Meridian Gold" or the
"Company") (TSX:MNG)(NYSE:MDG) is pleased to announce results for the quarter ended September 30, 2006. Meridian Gold continues its commitment to organic growth, with a focus on returns and a dedication to responsible mining, which are reflected in the third quarter results as follows:

    <<

    RESULTS:
    --------

    -   Quarterly net earnings of $5.7 million, or $0.06 per share
    -   Gold production of 74,180 ounces at a net cash cost of $66 per ounce using the by-product method of calculating cash cost
    -   Operating cash flow of $11.2 million for the quarter
    -   Initiated a strategic partnership with Codelco through the acquisition of a 56.7% controlling interest in Agua de la Falda S.A., that includes the Jeronimo Deposit estimated to contain 2.8 million ounces of gold (100% basis)
    -   Acquired and seamlessly integrated Minera Florida S.A. mining operations
    -   New portal to access Fortuna project at El Penon initiated; with 150 meters of advancement completed
    -   Commenced development of Rossi JV project with Barrick Exploration;
        expect production in Q2 2007
    -   Continued aggressive exploration campaign in El Penon landblock and on the Mercedes project in Mexico
    -   Received two awards in recognition of mining reclamation excellence at former Beartrack Mine in Idaho
    >>

    Brian J. Kennedy, President and Chief Executive Officer, commented:
"During the third quarter, Meridian Gold applied part of its strong cash position to acquire Minera Florida, a fully permitted and operating mine, for
$100 million, and a 56.7% controlling interest in the Jeronimo project with a
$20 million payment to Codelco. During this past quarter at El Penon, we incurred higher operating costs and unit production costs as the mine transitions from older mining areas to newer ones. As part of this transition, the mine will increase production to 2,800 tonnes per day by third quarter
2007. Our 2006 year-to-date mine development now totals over 23,000 meters of the planned 31,000 meters for the full year. I am also pleased to report that my successor, Edward Dowling, joined the Meridian Gold team just over one month ago and is moving forward in an orderly transition to assume the
President and CEO position at year-end."

    Exploration Report
    ------------------

    At El Penon, exploration drilling has been focused on infill drilling at the Providencia, Fortuna and Dominador veins; with four surface drills running. The infill drilling will be used to complete the Resource and Reserve estimates for 2006. During the fourth quarter, drilling is moving to focus on the continued expansion and delineation of the newly discovered Al Este and
Angosta veins. The Company again expects to replace production at El Penon.
    At the Amancaya exploration project, located 120 kilometers south of El
Penon in the Atacama Desert, one drill continues to test the extension of the known mineralization (see press release dated May 2, 2006 for drill results).
Once drilling is completed in the fourth quarter, a resource estimate will be prepared.
    Meridian Gold continues with its exploration effort at the newly acquired
Minera Florida operations where two drills continue to explore and delineate new resources outside of the current mine area, including the Tribuna and
Peumo vein systems. The NI 43-101 technical report and audit is currently being completed by Scott Wilson Roscoe Postle Associates Inc. and will be released during the fourth quarter.
    Two drills continue to test Meridian's 100% owned Mercedes project in the state of Sonora, Mexico. Last year Meridian discovered high grade mineralization in a previously untested area (see press release dated February
21, 2006 for drill results). Drilling during the third quarter of 2006 has been focused on extending this mineralization; in addition to drill testing other vein targets on the Mercedes concessions. A report of activities and a resource estimate will be released during the fourth quarter.
    Elsewhere, the Company continues to explore: the Natividad project in
Nicaragua with its joint venture partner, Radius Gold Corporation; the Millo project in Peru with its joint venture partner Southwestern Resources
Corporation; and the La Pepa project, in Northern Chile.

    Jeronimo
    --------

    On September 15, 2006, the Company initiated a strategic partnership and announced the acquisition of a 56.7% controlling interest in Agua de la Falda
(ADLF), which includes the Jeronimo Deposit from the Corporacion Nacional del
Cobre de Chile ("Codelco") for $20 million. ADLF's properties, located 50 kilometers southeast of El Salvador in the Third Region of Northern Chile,
encompass over 240 km(2) and include the El Hueso, Coya and Agua de la Falda mines that produced over 660,000 gold ounces for Homestake Mining Company between 1988 and 2002. The Jeronimo Deposit is the downdip extension of the
ADLF deposit and is estimated to contain up to 16.6 million tonnes of potential ore at a gold grade of 5.2 grams per tonne for a contained resource of at least 2.8 million ounces of gold (on a 100% basis). The potential mineral body is largely unoxidized and will require further metallurgical testing to determine the most economic processing techniques to recover the gold in a production environment. There is an existing scoping study on the property and as part of the agreement; Meridian will be required to prepare the feasibility study of the Jeronimo Deposit. A full scoping study will be underway by the first quarter 2007.

    Rossi
    -----

    The Company continues to advance the Rossi joint venture with Barrick
Gold Exploration Inc. and commenced development of the underground workings.
The mining contractor has mobilized equipment to the site and the majority of equipment has arrived. First production is scheduled for the second quarter of
2007.

    Sustainable Development
    -----------------------

    Due to its stewardship in environmental practices, Meridian Gold received two awards for excellence in reclamation at its past producing Beartrack Mine in Salmon, Idaho. The Company received the "2006 Hardrock Mineral
Environmental Award" from the U.S. Department of the Interior, in addition to the "Excellence in Reclamation-Hardrock Mines Over 75 Acres" from the Idaho
Inter-Agency Reclamation Awards Committee.

    Health & Safety
    ---------------

    El Penon was recognized by Asociacion Chilena de Seguridad (ACHS) as one of five companies with the lowest accident rate during a three year period.
ACHS is a Health and Safety organization which represents 36,700 member companies and with more than 1.6 million employees.Of the five companies,
Meridian was the only mining company. Minera Florida's processing team was selected to receive the "Premio Accion Paritario" by ACHS for safety committee activities during 2006.

    MANAGEMENT'S DISCUSSION AND ANALYSIS
    ------------------------------------
    The following discussion is limited to matters that, in the opinion of management of Meridian Gold Inc. ("Meridian Gold", "Meridian", "We" or the
"Company"), are material, and represents management's knowledge through the date of this press release, October 24, 2006.

    OPERATIONS

    El Penon
    --------
    During the third quarter of 2006, El Penon further advanced its plant expansion and mine development projects. El Penon is in a transition period of mining lower gold grades and higher silver grades as production shifts to the newer areas of Cerro Martillo and Dorada. This change, along with a move to mine and process ore in line with reserve grades, has led to a decrease in gold ounces and an increase in silver ounces produced. The operation produced
53,700 ounces of gold and 1.5 million ounces of silver during the third quarter in 2006 versus 75,400 ounces of gold and 1.4 million ounces of silver during the third quarter of 2005. The decrease in gold ounces produced resulted from lower grades in the underground mine due to the variability of grades in the fringes of the Quebrada Colorada and Quebrada Orito veins. The mill feed was supplemented by stockpile ore to offset the shortfall in mined ore.
    The mine continues to source underground ore from the Cerro Martillo,
Dorada, Quebrada Colorada and Quebrada Orito vein structures. Production from these structures provided 198,520 tonnes of ore during the third quarter of
2006 versus 189,820 tonnes of ore during the same period of 2005. During the third quarter 2005, 33,200 tonnes of ore were mined from the open pits, which ceased operating at that time. Underground production averaged 5,506 tonnes per day during the third quarter of 2006 including ore, development and non-mineralized material; an improvement of 21% compared to the third quarter rate for 2005 (an average of 4,550 tonnes per day). We continue to focus on development of the underground mine to improve mine flexibility in order to support the expansions occurring in the mill. The mine will continue to ramp up production expansion into the Cerro Martillo and Dorada veins, as well as continue to develop the Providencia and Fortuna areas.
    Mill throughput at El Penon was 234,700 tonnes or 2,551 tonnes per day for the third quarter of 2006, a 6% increase over production in the third quarter of 2005 of 221,000 tonnes or 2,397 tonnes per day. The increase in throughput resulted from completion or significant advancement in several of the mill expansion projects. The remaining projects will be completed during the first quarter of 2007. Average gold mill head grades decreased during the quarter to 7.4 grams per tonne of gold versus 11.0 grams per tonne of gold in the third quarter of 2005, while average silver mill head grades at 210 grams per tonne remained consistent with the third quarter of 2005.
    Drilling and engineering work continues to define the geology and mine plan of the Fortuna vein, while the exploitation permitting process continues.
The permits for the construction of the underground access ramp and low-levels of mine production have been obtained. The access portal has been completed and the ramp has advanced nearly 150 meters. The required documentation for the additional permitting has been submitted and we expect to be able to commence full scale mining by second half 2007.
    During the quarter, the two access tunnels to the Providencia vein structure continued to advance. Access from the southern end of Quebrada
Colorada has advanced 678 meters out of the planned total 820 meters. It is expected that during the fourth quarter of 2006 this access will reach the vein. Access from the Dorada structure has advanced nearly 692 meters out of the planned total 1,320 meters. Once the Providencia structure is reached, underground drilling and testing work on the vein will commence.
    Net cash cost including by-product credits for the third quarter 2006 was
$0 per gold ounce versus $44 per gold ounce for the same period in 2005. Total net production costs including depreciation, depletion and amortization were
$86 per gold ounce for the third quarter of 2006, compared to $91 per gold ounce in the third quarter of 2005. The decrease in cash cost for third quarter of 2006 versus third quarter of 2005 is the result of higher silver prices and slightly higher production, offset to some extent by increased costs for higher reagent and commodities prices and increased throughput. (The measurements for net cash cost and total net production cost are non-GAAP measurements. An explanation and reconciliation of these measurements can be found at the end of the management's discussion and analysis section of this report.)

    Minera Florida
    --------------

    Meridian exercised its purchase option agreement and took control of
Minera Florida as of July 1, 2006. The information presented herein reflects the results from the date of acquisition. Historical comparisons are not presented.
    During the third quarter of 2006, Minera Floridas operations produced
20,500 ounces of gold, 60,100 ounces of silver and 1,012 tonnes of zinc concentrate.
    The mine is currently sourcing underground ore principally from the Pedro
Valencia, Millenium and Lo Prat veins. Production from these structures provided 105,600 tonnes of ore during the third quarter of 2006. This production resulted in an average production rate of 1,150 tonnes of ore per day. The current principal method of extraction is sub-level stoping.
Development efforts are being directed at the Peumo and Berta vein structures as these will become important production zones for 2007. During the quarter,
2,661 meters of development drifts were completed.
    Mill throughput at Minera Florida was 109,446 tonnes or 1,189 tonnes per day for the third quarter of 2006. The mill has a 3 stage crushing, grinding, flotation and leaching circuit to produce a dor bar followed by a production of a zinc concentrate. The material processed by the plant contained an average of 7.2 grams per tonne gold, 24 grams per tonne silver and 1.6% zinc.
    Drilling with two exploration rigs continues on the 12,500 hectares of leased mining claims within the Minera Florida land package. To date, the
Company has drilled over 34,000 meters of the planned 40,000 meters for the full year 2006. The Company plans on adding two more drill rigs during the fourth quarter to continue the infill program.
    Net cash cost for the third quarter of 2006 was $239 per gold ounce.
Total net production cost including depreciation, depletion and amortization was $420 per gold ounce for the quarter. The increased cash cost versus the forecast was due to the timing of zinc sales and one-time transition costs associated with administrative, legal and service costs resulting from the acquisition of Minera Florida. The Company expects net cash costs to be in line with the forecasted amount of approximately $200 per gold ounce going forward. The total cost results from depreciation and depletion expenses resulting from the allocation of the purchase price to the fixed assets of the mine and plant. Zinc produced and sold in the quarter is included in the revenue section. Zinc that has not been sold is included in inventory. (The measurements for net cash cost and total net production cost are non-GAAP measurements. An explanation and reconciliation of these measurements can be found at the end of the management's discussion and analysis section of this report.)

    FINANCIAL RESULTS
    Third quarter 2006 vs. Third quarter 2005
    -----------------------------------------

    Meridian Gold reported net earnings for the three months ended September
30, 2006 of $5.7 million ($0.06 per share), compared to net earnings of
$9.0 million ($0.09 per share) for the same period in 2005. The decrease is explained in the following paragraphs.
    Total revenue of $62.2 million in the third quarter of 2006 increased
$20.0 million or 47% over the third quarter revenue in 2005 of $42.2 million.
Gold revenue increased 36% from $32.6 million in the third quarter of 2005 to
$44.4 million for the third quarter 2006 due to a higher realized gold price versus the previous year's quarter ($616 per ounce realized versus $440 per ounce or 40%), ounces sold were slightly lower for the third quarter 2006 versus the same period for 2005 (72,500 ounces versus 74,000 ounces). The decrease in ounces produced and sold was due to a 33% decrease in the gold grade at El Penon from 11.0 grams per tonne of gold in the third quarter of
2005 to 7.4 grams per tonne of gold in the same period of 2006, as explained in the operating section, offset by additional production from Minera Florida of 20,500 ounces. The silver revenues increased 80% from $9.6 million to
$17.3 million due to higher realized silver prices versus the previous year's quarter ($11.61 per ounce realized versus $7.07 per ounce) coupled with a
9% increase in silver ounces sold (1.48 million ounces versus 1.36 million ounces). The increase in silver production is a result of higher silver grades in the current mining areas at El Penon along with the additional silver ounces being produced at Minera Florida. While the Company produced
1,012 tonnes of zinc concentrate, it only recorded $0.5 million in zinc revenues for the quarter. Since zinc may not always be sold in the period produced because of contractual volume and shipping agreements.
    In the third quarter of 2006, cost of sales equaled $23.1 million, an increase of $9.6 million or 71% compared to cost of sales in the third quarter of 2005 of $13.5 million. This increase in cost of sales is partially due to the new costs related to the Minera Florida production of $6.3 million. The remaining increase is primarily related to higher production in the El Penon mine, higher throughput in the mill, and higher plant and mining costs associated with increases in reagent and materials costs.
    Depreciation, depletion and amortization increased $4.8 million to
$8.5 million reflecting the additional charges from the Minera Florida mine
($3.7 million) along with increased depletion costs due to increased mine production occurring in higher capital cost areas of the El Penon mine.
    Exploration expense in the third quarter of 2006 of $6.2 million was consistent with the third quarter 2005 expense. In the third quarter of 2006 the company continued its aggressive exploration activities in Chile at its El
Penon and Minera Florida properties. The Company also continues its exploration programs at the Natividad project in Nicaragua, on the La Pepa project in Chile, and on the Millo Project in Peru, and at the Mercedes
property in Mexico.
    Selling, general and administrative expenses for the third quarter of
2006 were $10.1 million versus $3.1 for the same period in 2005. This increase is due, in part, to $5.5 million in expenses related primarily to the incentive payment, restricted and option share awards and pension costs associated with the retiring CEO as well as the costs associated with the hiring of the new CEO designate. Due to the accounting treatment for these costs, an estimated additional $1.2 million will be expensed in the fourth quarter of 2006.
    Operating margins in the third quarter of 2006 were $13.9 million or
22% of revenue, compared to operating margins of $15.4 million or 36% of revenue in the third quarter of 2005 as explained above.
    Income tax expense in the third quarter of 2006 was $10.8 million or an effective rate of 65%, compared to $8.3 million or an effective tax rate of
48% in the third quarter of 2005. The increase in the effective rate is due to the effect of increased costs in jurisdictions where no tax benefit is available while recording higher taxes due to increased earnings in Chile. The
Company's statutory tax rate in Chile, including the mining tax and royalty, is approximately 36%. During the third quarter of 2006, Meridian Gold paid
$15.2 million in cash taxes.
    Net earnings in the third quarter of 2006 of $5.7 million were 9% of revenue, compared to $9.0 million or 21% in the third quarter of 2005. This decrease is the result of the additional higher proportional operating costs, increased selling, general and administrative costs and increased depreciation, depletion and amortization costs as explained above, partially offset by higher revenues due to higher realized average metals prices.
    Meridian Gold produced gold for a consolidated average of $66 net cash cost per gold ounce in the third quarter of 2006 compared to $44 per ounce net cash cost in the same period of 2005, using by-product method of accounting.
(The measurement for net cash cost is a non-GAAP measurement. An explanation and reconciliation of these measurements can be found at the end of the management's discussion and analysis section of this report.)

    First nine months of 2006 vs. First nine months of 2005
    -------------------------------------------------------

    Total revenue of $175.0 million for the nine months ended September 30,
2006 increased $50.0 million or 40% over the same period in 2005 of
$125.0 million. Gold revenues increased 20% from $97.6 million in the first nine months of 2005 to $117.3 million for the same period in 2006. The higher realized gold price versus the previous year's nine months ($598 per ounce realized versus $432 per ounce), was offset by a 13% decrease in gold ounces sold (195,900 ounces versus 226.300 ounces). The decrease in ounces produced and sold was due to a 26% decrease in the gold grade processed at El Penon from 11.3 grams per tonne of gold in the nine months ended September 30, 2005 to 8.4 grams per tonne of gold in the same period of 2006. The silver revenues increased 108% from $27.4 million to $57.1 million due to higher realized silver prices versus the same period for the previous year ($11.19 per ounce realized versus $7.05 per ounce) in addition to a 31% increase in silver ounces sold (5.10 million ounces versus 3.89 million ounces). The increase in silver production is due to an increased proportion of ore coming from higher silver grade sectors of the mine, mainly Dorada and Cerro Martillo at El Penon and the additional ounces from Minera Florida.
    For the nine months ended September 30, 2006, cost of sales equaled
$52.6 million, an increase of $13.0 million (33%), compared to cost of sales in the same period of 2005 of $39.6 million. A portion of this increase in cost of sales is due to the new costs related to the Minera Florida production equaling $6.3 million. The remaining increase is primarily related to higher production at El Penon from the underground mine and higher throughput in the mill, along with the associated increase in reagent and materials usage and higher costs.
    Depreciation, depletion and amortization increased $6.5 million to
$18.5 million, reflecting the additional charges from the Minera Florida mine equal to $3.7 million, along with increased depletion due to higher mine production occurring in higher capital cost areas of the mine at El Penon.
    Exploration expense in the first nine months of 2006 of $18.0 million was
$0.8 million less than exploration expense in the same period of 2005 of
$18.8 million, primarily due to lower exploration spending at the Natividad project in Nicaragua.
    Selling, General and Administrative and other expenses for the nine months ended September 20, 2006 were $16.5 million versus $8.8 for the same period in 2005. The increase is due, in part, to $5.5 million in expenses related to the incentive payment , restricted and option share awards and pension costs associated with the retiring CEO and the hiring of the new CEO designate. Due to the accounting treatment for these costs, an estimated additional $1.2 million will be expensed in the fourth quarter of 2006.
    Tax expense in the first nine months of 2006 was $35.7 million or an effective rate of 46% compared to $22.6 million or an effective tax rate of
45% in the first nine months of 2005. The increase in the effective tax rate is due to increased spending in tax jurisdictions with no offsetting tax benefit. During the first nine months of 2006, the Company paid $27.9 million in cash taxes.
    Net earnings for the first nine months ended September 30, 2006 were
$42.1 million ($0.42 per share) or 24% of revenue compared to net earnings of
$27.9 million ($0.28 per share) or 22% of revenue for the same period of 2005.
The increase is primarily related to higher silver production, high realized prices for gold and silver and the addition production of gold, silver and zinc from the Minera Florida property, partially offset by the lower gold production from the El Penon mine and higher costs, as explained above.
    Meridian Gold produced gold for a consolidated average of negative
($33) net cash cost per gold ounce for the nine months ended September 30,
2006 compared to $46 per ounce net cash cost in the same period of 2005, using by-product method of accounting. (The measurement for net cash cost is a non-GAAP measurement. An explanation and reconciliation of these measurements can be found at the end of the management's discussion and analysis section of this report.)

    LOOKING AHEAD

    For 2006, the Company is revising its previous production estimates for
El Penn and expects to produce approximately 235,000 ounces of gold and
6.7 million ounces of silver at a negative net cash cost of approximately
($50) per ounce, assuming an $11.02 silver price and the latest production estimates. At Minera Florida, the Company expects to produce 35,000 ounces of gold, 110,000 ounces of silver and 1,700 tonnes of zinc concentrate for the last 6 months of the year at a net cash cost of approximately $200 per ounce.
Since we account for silver and zinc revenue as a by-product when calculating net cash cost, the net cash cost is sensitive to the fluctuations in the prices of these metals. The decrease in gold ounces as compared to previous forecasts is due to lower grades in mining of the older areas of the Quebrada
Colorada and Quebrada Orito mines and as part of the transition to the newer areas of the mine. It is expected that the capital expansion projects in the mill at El Penon will continue through the fourth quarter and conclude early in the first quarter 2007. Meridian Gold will continue to focus on optimizing sustained cash flow from the El Penon mine.

    Minera Florida S.A. Purchase
    ----------------------------
    Meridian acquired Minera Florida S.A. and began consolidating its production and costs effective as of July 1, 2006. The transaction closed on
July 31, 2006 with a payment for $100 million. Minera Florida was a privately held mining operation in Chile, which has been in operation for nearly
20 years. More recent historical production had been approximately 65,000 -
70,000 ounces of gold per year with additional by-product production of silver and zinc. Historical net cash costs averaged approximately $200 per ounce of gold using a by-product method of accounting. Meridian Gold has been exploring the property for 11 months under an option agreement that was signed in August of 2005. Meridian Gold is currently interpreting the existing and new exploration drilling results and expects to present a reserve and resource report by mid-fourth quarter 2006. With the upcoming release of the NI 43-101 report, the Company expects the mine and plant to continue to produce at the historic levels for the foreseeable future.

    Agua de la Falda S.A. Purchase
    ------------------------------
    On September 15, 2006, the Company initiated a strategic partnership and announced the acquisition of a 56.7% controlling interest in Agua de la Falda
(ADLF), which includes the Jeronimo Deposit from the Corporacion Nacional del
Cobre de Chile ("Codelco") for $20 million. ADLF's properties, located 50 kilometers southeast of El Salvador in the Third Region of Northern Chile,
encompass over 240 km(2) and include the El Hueso, Coya and Agua de la Falda mines that produced over 660,000 gold ounces for Homestake Mining Company between 1988 and 2002. The Jeronimo Deposit is the downdip extension of the
ADLF deposit and is estimated to contain up to 16.6 million tonnes of potential ore at a gold grade of 5.2 grams per tonne for a contained resource of at least 2.8 million ounces of gold (on a 100% basis). The potential mineral body is largely unoxidized and will require further metallurgical testing to determine the most economic processing techniques to recover the gold in a production environment. There is an existing scoping study on the property. As part of the agreement; Meridian will be required to prepare the feasibility study of the Jeronimo Deposit. A full scoping study will be underway by the first quarter 2007.

    Liquidity
    ---------
    Cash balances, including restricted cash, short-term and long-term investments, decreased to $211.2 million as of September 30, 2006 due to the purchase of Minera Florida S.A for $100 million and the purchase of Agua de la
Falda S.A. for $20 million. Furthermore, the Company paid an additional cash tax of $10.3 million related to the Minera Florida purchase transaction, though we expect the payment will be fully refunded upon filing the Chilean tax return in April 2007. Working capital decreased to $171.1 million at
September 30, 2006 from $265.4 million at December 31, 2005, mainly due to the cash outflows as explained above.
    Cash to meet the Company's operating needs, finance capital expenditures and acquisitions, and fund exploration activities during the quarter was provided from operations and from existing cash reserves. Cash provided by operating activities, including changes in non-cash working capital and other operating amounts, was $11.2 million in the third quarter of 2006 compared to
$17.1 million in the third quarter of 2005.

    Capital Resources
    -----------------
    Anticipated cash requirements for the full year 2006 include approximately $35 million for planned capital expenditures at El Penon (which includes approximately $13 million in mine development, as the mine continues with the project of expanding its mining production rate from 2,000 to 2,800 tonnes per day) as well as developing accesses to the Providencia structure, and development of the Fortuna project. An additional estimated $6 million will be required to fund capital expenditures at other Meridian Gold projects and locations. The Company expects to fund these capital projects using the existing cash balances. Exploration is at the heart of Meridian Gold's growth strategy and will continue to be an important focus throughout the year.
Meridian Gold plans to spend approximately $25 million in 2006 to fund exploration.
    The Company believes that the planned capital and exploration requirements will be funded by existing operating cash flows, current cash and investments. Should the Company decide to develop other exploration and development properties, additional capital might be required. If additional funds are necessary, management believes they may be borrowed from third parties or raised by issuing shares of Meridian Gold; however, no assurance can be given that such transactions will be available at terms and conditions acceptable to Meridian Gold, if at all.

    Changes in Accounting Policies and Presentation

    Silver Revenue and Refining Costs
    ---------------------------------

    Commencing January 1, 2006, the Company recognizes silver sales as part of its revenue due to the increase in silver ounces mined and the significant increase in the price of silver. The Company previously recognized silver sales as a by-product and reported its silver revenue with cost of sales. The
Company has also changed its classification of refining cost from netting against revenue to including it in cost of sales. Commencing January 1, 2006, both of these changes were adopted on a retroactive basis and revenue and cost of sales before depreciation, depletion and amortization for the three months and nine months ended September 30, 2005 have been increased by $10.1 million
($9.6 million silver revenue, $0.5 million refining expenses) and
$28.8 million ($27.4 million silver revenue, $1.4 million refining expenses), respectively, from the amounts previously reported.

    <<
    Summary of Quarterly Results

    (Unaudited and expressed in millions of US dollars, except per share data)
                                                              2006
                                                   --------------------------
                                                       Q3       Q2       Q1
                                                       --       --       --
    Revenue                                         $ 62.2   $ 57.3   $ 55.5
    Pre-impairment net
     earnings(1)                                       5.7     18.8     17.6
    Net earnings (loss)                                5.7     18.8     17.6

    Basic earnings per share,
     pre-impairment(2)                              $ 0.06   $ 0.19   $ 0.18
    Diluted earnings per share
     pre-impairment                                   0.06     0.19     0.18
    Basic earnings (loss)
     per share(2)                                   $ 0.06   $ 0.19   $ 0.18
    Diluted earnings (loss)
     per share                                        0.06     0.19     0.18

                                                  2005                 2004
                                  -------------------------------------------
                                     Q4       Q3       Q2       Q1       Q4
                                     --       --       --       --       --
    Revenue                       $ 49.3   $ 42.2   $ 40.9   $ 41.9   $ 41.1
    Pre-impairment net
     earnings(1)                    12.3      9.0      9.1      9.8      7.5
    Net earnings (loss)           (374.3)     9.0      9.1      9.8      7.5

    Basic earnings per share,
     pre-impairment(2)            $ 0.12   $ 0.09   $ 0.09   $ 0.10   $ 0.08
    Diluted earnings per share
     pre-impairment                 0.12     0.09     0.09     0.10     0.07
    Basic earnings (loss)
     per share(2)                 ($3.73)  $ 0.09   $ 0.09   $ 0.10   $ 0.08
    Diluted earnings (loss)
     per share                    ($3.73)    0.09     0.09     0.10     0.07

    (1) Pre-impairment net earnings is a non-GAAP measure and is equal to net earnings (loss) before impairment of mineral properties and other in the net amount of $386.3 million recorded in the fourth quarter of
        2005

    (2) Quarterly amounts do not sum to full year amounts due to rounding
    >>

    Outstanding Share Data

    As at September 30, 2006 101,084,401 (December 31, 2005 - 100,233,173)
common shares were outstanding and 836,830 stock options were outstanding issued to directors and employees with exercise prices ranging between
US$2.25 and US$26.79 per share, of which 544,636 were exercisable with expiry dates between December 2006 and March 2016.

    Non-GAAP Measures

    Meridian Gold has provided measures of "net cash cost per gold ounce",
"total net cost per gold ounce", "cash cost per gold equivalent ounce" and
"total cost per gold equivalent ounce", which are included in this document.
Net cash cost per gold ounce is determined according to the Gold Institute
Standard and consists of site costs for all mining (except deferred mining and deferred stripping costs), processing, administration, resource taxes and royalties (the Chilean royalty tax is not included as it is considered an income tax), net of silver and/or zinc by-product credits, but does not include capital, exploration, depreciation, reclamation and financing costs.
Total net cash cost per gold ounce is total net cash costs divided by gold ounces produced. Total net cost consists of "total net cash cost" plus depreciation, depletion, amortization and reclamation expenses. Total net costs per gold ounce are total net costs divided by gold ounces produced. Cash costs are equivalent to net cash cost adding back the silver by-product credit. Cash cost per gold equivalent ounce is total cash cost divided by the total of the gold ounces plus silver ounces converted to an equivalent amount of gold as determined by the ratio of the gold price per ounce divided by the silver price per ounce. Total cost consists of "total cash cost" plus depreciation, depletion, amortization and reclamation expenses. Total cost per gold equivalent ounce is "total cost" divided by the gold equivalent ounces produced.
    The Company believes that in addition to conventional measures, prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), stakeholders use non-GAAP measures to evaluate the Company's performance and its ability to generate cash flow. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, and therefore, may not be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The calculation for these non-GAAP measures is explained below.

    <<
                                              Third Quarter 2006
                                   ------------------------------------------
                                     Minera                      Consolidated
                                     ------                      ------------
    Non-Gaap Reconciliation          Florida        El Penon
                                     -------        --------
    -------------------------------------------------------------------------
    By-Product method of
    calculating cost per ounce
    --------------------------
    Cost of sales (Before
     depreciation, depletion
     and amortization)                    $6.2          $16.9         $23.1
    Silver revenues                       (0.7)         (16.6)        (17.3)
    Zinc revenues                         (0.5)             -          (0.5)
    Other                                 (0.1)          (0.3)         (0.4)
    -------------------------------------------------------------------------
    Total net cash costs                   4.9           (0.0)          4.9
    Gold production in ounces
     from active properties             20,461         53,719        74,180
    -------------------------------------------------------------------------
    Total net cash costs
     per gold ounce                       $239            ($0)          $66
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total net cash costs                   4.9           (0.0)          4.9
    Depreciation, depletion and
     amortization from operations          3.7            4.6           8.3
    -------------------------------------------------------------------------
    Total net cost                        $8.6           $4.6         $13.2
    Gold production in ounces
     from active properties              20,461        53,719        74,180
    -------------------------------------------------------------------------
    Total net cost  per gold ounce         $420           $86          $178
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Gold equivalent ounce method of
     calculating cost per ounce
     (zinc as by-product)
    ---------------------------------

    Gold production in ounces
     from active properties             20,461         53,719        74,180
      Silver Ounce conversion Factor:     53.1           53.1          53.1
        Gold Price (avg. London PM fix)   $622           $622          $622
        Silver Price (avg. London fix)  $11.70         $11.70        $11.70
    Silver Ounces from active
     properties                         60,106      1,460,506     1,520,612
    Converted Silver Ounces
     (ounces / factor)                   1,132         27,495        28,626
    -------------------------------------------------------------------------
    Gold Equivalent Ounces              21,593         81,214       102,806
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cost of Sales                         $6.2          $16.9         $23.1
    Zinc revenues                        ($0.5)             -         ($0.5)
    Other                                 (0.1)          (0.3)         (0.4)
    -------------------------------------------------------------------------
    Total Cash Cost                        5.6           16.6          22.2
    -------------------------------------------------------------------------
    Total cash cost per gold equivalent
     ounce (zinc as by-product credit)    $259           $204          $216
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total Cash Cost                       $5.6          $16.6         $22.2
    Depreciation, depletion and
     amortization from operations          3.7            4.6           8.3
    -------------------------------------------------------------------------
    Total Cost                             9.3           21.2          30.5
    -------------------------------------------------------------------------
    Total Cost per gold equivalent
     ounce (zinc as by-product credit)    $431           $261          $297
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                               Third Quarter 2005
                                   ------------------------------------------
                                     Minera                      Consolidated
                                     ------                      ------------
    Non-Gaap Reconciliation          Florida        El Penon
                                     -------        --------
    -------------------------------------------------------------------------
    By-Product method of
    calculating cost per ounce
    --------------------------
    Cost of sales (Before
     depreciation, depletion
     and amortization)                       -          $13.5         $13.5
    Silver revenues                          -           (9.6)         (9.6)
    Zinc revenues                            -              -           0.0
    Other                                    -           (0.6)         (0.6)
    -------------------------------------------------------------------------
    Total net cash costs                     -            3.3           3.3
    Gold production in ounces
     from active properties                  -         75,416        75,416
    -------------------------------------------------------------------------
    Total net cash costs
     per gold ounce                          -            $44           $44
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total net cash costs                     -            3.3           3.3
    Depreciation, depletion and
     amortization from operations            -            3.6           3.6
    -------------------------------------------------------------------------
    Total net cost                           -           $6.9          $6.9
    Gold production in ounces
     from active properties                  -         75,416        75,416
    -------------------------------------------------------------------------
    Total net cost per gold ounce            -            $91           $91
    ------------------------------------------------------------------------
    ------------------------------------------------------------------------

    Gold equivalent ounce method of calculating
     cost per ounce (zinc as by-product)
    -------------------------------------------

    Gold production in ounces from
     active properties                       -         75,416        75,416
      Silver Ounce conversion Factor:        -           62.2          62.2
       Gold Price (avg. London PM fix)      $-           $440          $440
       Silver Price (avg. London fix)       $-          $7.07         $7.07
    Silver Ounces from active properties     -      1,381,090     1,381,090
    Converted Silver Ounces
     (ounces / factor)                       -         22,209        22,209
    -------------------------------------------------------------------------
    Gold Equivalent Ounces                   -         97,625        97,625
    ------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cost of Sales                            -          $13.5         $13.5
    Zinc revenues                            -              -          $0.0
    Other                                    -           (0.6)         (0.6)
    -------------------------------------------------------------------------
    Total Cash Cost                          -           12.9          12.9
    -------------------------------------------------------------------------
    Total cash cost per gold equivalent
     ounce (zinc as by-product credit)      $-           $132          $132
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total Cash Cost                          -          $12.9         $12.9
    Depreciation, depletion and
     amortization from operations            -            3.6           3.6
    -------------------------------------------------------------------------
    Total Cost                               -           16.5          16.5
    -------------------------------------------------------------------------
    Total Cost per gold equivalent ounce
     (zinc as by-product credit)            $-           $169          $169
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                       Nine months ended Sept 30, 2006
                                   ------------------------------------------
                                     Minera                      Consolidated
                                     ------                      ------------
    Non-Gaap Reconciliation          Florida        El Penon
                                     -------        --------
    -------------------------------------------------------------------------
    By-Product method of
    calculating cost per ounce
    --------------------------
    Cost of sales (Before
     depreciation, depletion
     and amortization)                    $6.2          $46.4        $52.6
    Silver revenues                       (0.7)         (56.4)       (57.1)
    Zinc revenues                         (0.5)             -         (0.5)
    Other                                 (0.1)          (1.5)        (1.6)
    -------------------------------------------------------------------------
    Total net cash costs                   4.9          (11.5)        (6.6)
    Gold production in ounces
     from active properties             20,461        179,778      200,239
    -------------------------------------------------------------------------
    Total net cash costs
     per gold ounce                       $239           ($64)        ($33)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total net cash costs                   4.9          (11.5)        (6.6)
    Depreciation, depletion and
     amortization from operations          3.7           14.5         18.2
    -------------------------------------------------------------------------
    Total net cost                        $8.6           $3.0        $11.6
    Gold production in ounces
     from active properties             20,461        179,778      200,239
    -------------------------------------------------------------------------
    Total net cost  per gold ounce        $420            $17          $58
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Gold equivalent ounce method of calculating
     cost per ounce (zinc as by-product)
    --------------------------------------------
    Gold production in ounces
     from active properties             20,461        179,778      200,239
      Silver Ounce conversion Factor:     53.6           53.6         53.6
      Gold Price (avg. London PM fix)     $601           $601         $601
      Silver Price (avg. London fix)    $11.21         $11.21       $11.21
    Silver Ounces from
     active properties                  60,106      5,166,926    5,227,032
    Converted Silver Ounces
     (ounces / factor)                   1,121         96,377       97,498
    -------------------------------------------------------------------------
    Gold Equivalent Ounces              21,582        276,155      297,737
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cost of Sales                         $6.2          $46.4        $52.6
    Zinc revenues                        ($0.5)             -        ($0.5)
    Other                                 (0.1)          (1.5)        (1.6)
    -------------------------------------------------------------------------
    Total Cash Cost                        5.6           44.9         50.5
    -------------------------------------------------------------------------
    Total cash cost per gold
     equivalent ounce
     (zinc as by-product credit)          $259           $163         $170
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total Cash Cost                      $5.6           $44.9        $50.5
    Depreciation, depletion and
     amortization from operations         3.7            14.5         18.2
    -------------------------------------------------------------------------
    Total Cost                            9.3            59.4         68.7
    -------------------------------------------------------------------------
    Total Cost per gold equivalent
     ounce (zinc as by-product credit)   $431            $215         $231
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                       Nine months ended Sept 30, 2005
                                   ------------------------------------------
                                     Minera                      Consolidated
                                     ------                      ------------
    Non-Gaap Reconciliation          Florida        El Penon
                                     -------        --------
    -------------------------------------------------------------------------
    By-Product method of
    calculating cost per ounce
    --------------------------
    Cost of sales (Before
     depreciation, depletion
     and amortization)                       -          $39.6         $39.6
    Silver revenues                          -          (27.4)        (27.4)
    Zinc revenues                            -              -           0.0
    Other                                    -           (1.7)         (1.7)
    -------------------------------------------------------------------------
    Total net cash costs                     -           10.5          10.5
    Gold production in ounces
     from active properties                  -        227,916       227,916
    -------------------------------------------------------------------------
    Total net cash costs per gold ounce      -            $46           $46
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total net cash costs                     -           10.5          10.5
    Depreciation, depletion and
     amortization from operations            -           11.6          11.6
    -------------------------------------------------------------------------
    Total net cost                           -          $22.1         $22.1
    Gold production in ounces
     from active properties                  -        227,916       227,916
    -------------------------------------------------------------------------
    Total net cost  per gold ounce           -            $97           $97
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Gold equivalent ounce method of calculating
     cost per ounce (zinc as by-product)
    --------------------------------------------
    Gold production in ounces
     from active properties                  -        227,916       227,916
      Silver Ounce conversion Factor:        -           61.1          61.1
       Gold Price (avg. London PM fix)      $-           $432          $432
       Silver Price (avg. London fix)       $-          $7.07         $7.07
    Silver Ounces from active properties     -      3,925,478     3,925,478
    Converted Silver Ounces
     (ounces / factor)                       -         64,267        64,267
    -------------------------------------------------------------------------
    Gold Equivalent Ounces                   -        292,183       292,183
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cost of Sales                            -         $39.6          $39.6
    Zinc revenues                            -             -           $0.0
    Other                                    -          (1.7)          (1.7)
    -------------------------------------------------------------------------
    Total Cash Cost                          -          37.9           37.9
    -------------------------------------------------------------------------
    Total cash cost per gold
     equivalent ounce
     (zinc as by-product credit)            $-          $130           $130
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total Cash Cost                          -         $37.9          $37.9
    Depreciation, depletion and
     amortization from operations            -          11.6           11.6
    -------------------------------------------------------------------------
    Total Cost                               -          49.5           49.5
    -------------------------------------------------------------------------
    Total Cost per gold equivalent ounce
     (zinc as by-product credit)            $-          $169           $169
    ------------------------------------------------------------------------
    -------------------------------------------------------------------------

    CAUTIONARY STATEMENT
    Certain statements in this 2006 third quarter announcement, financial statements for the period ending September 30, 2006 and management's discussion and analysis constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and
Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performance or achievements or other events expressly or implicitly predicted by such forward-looking statements. When used herein, words such as "anticipate", "estimate", "believe", "expect",
"predict", "plan", "should", "may", "could" and other similar expressions are intended to identify forward-looking statements.  Such risks, uncertainties and other factors include those set forth in the Company's Annual Information
Form and other periodic filings. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, changes in the dollar exchange rate, mining industry risks, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, risk of impairment of assets, risk of hedging strategies, competition, and dependence on key management personnel.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary.
    The Company's filings with the securities regulatory authorities in Canada are available at www.sedar.com and its filings with the U.S. Securities and
Exchange Commission are available at www.sec.gov through EDGAR.

    Third Quarter Conference Call
    -----------------------------
    The Company will host its Third Quarter Results Conference Call at 9am EDT on Wednesday October 25, 2006.  The toll-free conference call dial-in number is 1-866-831-5605 and the international dial-in number is 617-213-8851;
passcode for both dial-in numbers is 34885471. The conference call will be simultaneously web cast and archived at www.meridiangold.com in the Investor
Center. A replay of the call will be available until November 1, 2006;
toll-free at 1-888-286-8010, locally and overseas at 617-801-6888; passcode for both dial-in numbers is 16970704.

                             Meridian Gold Inc.
                               Operating Data
          (Unaudited and dollar amounts expressed in U.S. currency)

                             Three Months Ended        Nine Months Ended
                                September 30              September 30
                              2006         2005         2006         2005
                           ------------------------  ------------------------
    El Penon Mine
      Gold production
       (ounces)                53,719       75,416      179,778      227,916
      Silver production
       (ounces)             1,460,506    1,381,090    5,166,926    3,925,478
      Tonnes ore mined
       (thousands)                199          223          645          693
      Mill tonnes processed
       (thousands)                235          221          695          648
      Avg. mill gold ore
       grade (grams/tonne)        7.4         11.0          8.4         11.3
      Avg. mill silver ore
       grade (grams/tonne)        210          210          249          204
      Mill gold recovery           96%          97%          96%          97%
      Mill silver recovery         92%          93%          93%          92%

      Net cash cost of
       production per gold
       ounce               $        -   $       44   $      (64)  $       46
      Total net production
       cost per gold ounce $       86   $       91   $       17   $       97

    Cash cost of production
     per gold equivalent
     ounce                 $      204   $      132   $      163   $      130
    Total production cost
     per gold equivalent
     ounce                 $      261   $      169   $      215   $      169

    Minera Florida Mine
      Gold production
       (ounces)                20,461            -       20,461            -
      Silver production
       (ounces)                60,106            -       60,106            -
      Tonnes ore mined
       (thousands)                106            -          106            -
      Mill tonnes processed
       (thousands)                109            -          109            -
      Avg. mill gold ore
       grade (grams/tonne)        7.2            -          7.2            -
      Avg. mill silver ore
       grade (grams/tonne)         24            -           24            -
      Mill gold recovery           81%           -           81%           -
      Mill silver recovery         72%           -           72%           -

      Net cash cost of
       production per gold
       ounce               $      239   $        -   $      239   $        -
      Total net production
       cost per gold ounce $      420   $        -   $      420   $        -
      Cash cost of
       production per gold
       equivalent ounce    $      259   $        -   $      259   $        -
      Total production
       cost per gold
       equivalent ounce    $      431   $        -   $      431   $        -

    Company Totals
      Ounces of gold
       produced                74,180       75,416      200,239      227,916
      Ounces of gold sold      72,546       74,047      195,948      226,274
      Ounces of silver
       sold                 1,483,266    1,357,006    5,101,256    3,893,803
      Avg. realized gold
       price per ounce     $      616   $      441   $      598   $      432
      Avg. realized silver
       price per ounce     $    11.61   $     7.07   $    11.19   $     7.05
      Net cash cost of
       production per
       gold ounce          $       66   $       44   $      (33)  $       46
      Total net cost of
       production per
       gold ounce          $      178   $       91   $       58   $       97

      Cash cost of
       production per gold
       equivalent ounce    $      216   $      132   $      170   $      130
      Total production
       cost per gold
       equivalent ounce    $      297   $      169   $      231   $      169

    Average realized gold prices are revenues divided by gold ounces sold.
    Net cash cost and total net cost per gold ounce are net of silver by-product credits.

    Capital Expenditures and Depreciation Detail
    - Q3 2006 (in millions of US$)                    Capital
                                                 expenditures           DD&A
                                                 ----------------------------
      El Penon                                   $        9.2   $        4.8
      Minera Florida                                      2.0            3.7
      Other                                               0.1              -
                                                 ----------------------------
      Total                                      $       11.3   $        8.5
                                                 ----------------------------

                             Meridian Gold Inc.
                     Interim Consolidated Balance Sheets
             (Unaudited and expressed in millions of US dollars)

                                                    September 30  December 31
                                                        2006         2005
                                                    ------------ ------------
                                                                 (Restated -
                                                                    note 2)
    Assets
    Current assets
      Cash and short-term investments                $    162.7   $    267.6
      Restricted cash                                      13.9         13.9
      Trade and other receivables                           4.4          1.2
      Inventory                                             8.6          7.1
      Future income taxes - current                         4.4          3.7
      Other current assets                                 14.7         10.0
                                                    ------------ ------------
    Total current assets                                  208.7        303.5

    Mineral property, plant and equipment, net            265.0         89.6
    Future income taxes - long-term                         1.1          0.4
    Other assets                                           40.5         11.0
                                                    ------------ ------------
    Total assets                                     $    515.3   $    404.5
                                                    ------------ ------------
                                                    ------------ ------------

    Liabilities and Shareholders' Equity
    Current liabilities
      Accounts payable, trade and other              $     14.0   $     13.4
      Accrued and other liabilities                        23.7         24.7
                                                     -----------  -----------
    Total current liabilities                              37.7         38.1

    Other long-term liabilities                            93.1         67.5
    Future income taxes                                    29.9         12.8
    Non-controlling interest                               15.3            -
    Shareholders' equity (note 5)                         339.3        286.1
                                                     -----------  -----------
    Total liabilities and shareholders' equity       $    515.3   $    404.5
                                                     -----------  -----------
                                                     -----------  -----------

    See accompanying notes to interim consolidated financial statements.

                             Meridian Gold Inc.
                    Consolidated Statements of Operations
             (Unaudited and expressed in millions of US dollars,
                           except per share data)

                             Three months ended         Nine months ended
                                September 30              September 30
                              2006         2005         2006         2005
                          ------------------------- -------------------------
                                (Restated - note 2)      (Restated - note 2)

    Revenue                $     62.2   $     42.2   $    175.0   $    125.0

    Costs and expenses
      Cost of sales before
       depreciation,
       depletion and
       amortization              23.1         13.5         52.6         39.6
      Depreciation,
       depletion and
       amortization               8.5          3.7         18.5         12.0
      Exploration                 6.2          6.2         18.0         18.8
      Selling, general and
       administrative
       (note 9)                  10.1          3.1         16.5          8.8
      Other                       0.4          0.3          0.8            -
                          ------------------------- -------------------------
                                 48.3         26.8        106.4         79.2
                          ------------------------- -------------------------
    Earnings before
     the following               13.9         15.4         68.6         45.8
    Interest income               2.6          1.9          9.2          4.6
    Gain on sale of assets          -            -            -          0.1
                          ------------------------- -------------------------
    Earnings before taxes        16.5         17.3         77.8         50.5

    Income tax expense          (10.8)        (8.3)       (35.7)       (22.6)
                          ------------------------- -------------------------
    Net earnings           $      5.7   $      9.0   $     42.1   $     27.9
                          ------------------------- -------------------------
                          ------------------------- -------------------------

    Earnings per share
      Basic                $     0.06   $     0.09   $     0.42   $     0.28
      Diluted              $     0.06   $     0.09   $     0.42   $     0.28

    Weighted average shares
     outstanding
     (in millions)
      Basic                     100.9        100.2        100.7         99.9
      Diluted                   101.3        100.7        101.2        100.5

    See accompanying notes to interim consolidated financial statements.

                             Meridian Gold Inc.
       Interim Consolidated Statements of Retained Earnings (Deficit)
             (Unaudited and expressed in millions of US dollars)

                             Three months ended         Nine months ended
                                September 30              September 30
                              2006         2005         2006         2005
                          ------------------------- -------------------------
    Balance at beginning
     of period             $   (130.0)  $    198.9   $   (166.4)  $    180.0
    Net earnings                  5.7          9.0         42.1         27.9
                          ------------------------- -------------------------
    Balance at end of
     period                $   (124.3)  $    207.9   $   (124.3)  $    207.9
                          ------------------------- -------------------------
                          ------------------------- -------------------------

    See accompanying notes to interim consolidated financial statements.

                             Meridian Gold Inc.
                Interim Consolidated Statements of Cash Flows
             (Unaudited and expressed in millions of US dollars)

                             Three months ended         Nine months ended
                                September 30              September 30
                              2006         2005         2006         2005
                          ------------------------- -------------------------
    Cash flow from (used in)
     operating activities
    Net earnings           $      5.7   $      9.0   $     42.1   $     27.9
    Non-cash items:
      Provision for
       depreciation,
       depletion and
       amortization               8.5          3.7         18.5         12.0
      Gain on sale of
       assets, net                  -            -            -            -
      Accretion of asset
       retirement
       obligations                0.4          0.1          1.0          0.3
      Stock-based
       compensation               2.8          0.7          4.4          2.3
      Provision for
       pension costs              0.1          0.1          0.3          0.2
      Income taxes                2.4          4.0         14.4         11.8
    Changes in non-cash
     working capital and
     other accounts:
      Trade and other
       receivables                5.9          1.1         (1.1)         0.4
      Inventory                   0.4         (0.4)         0.1         (1.5)
      Other current assets       (5.1)        (1.2)        (5.3)        (0.3)
      Other assets               (0.6)        (1.2)        (0.8)        (1.5)
      Accounts payable,
       trade and other           (0.2)         0.9         (3.3)         1.5
      Accrued and other
       liabilities               (4.9)         1.6         (3.8)        (2.6)
      Other long-term
       liabilities               (0.3)           -            -            -
    Reclamation
     expenditures                (1.2)        (1.3)        (3.1)        (3.1)
    Pension contributions        (2.7)           -         (2.7)        (0.6)
                          ------------------------- -------------------------
                                 11.2         17.1         60.7         46.8
                          ------------------------- -------------------------
    Cash flow from (used in)
     investing activities
      Capital expenditures      (11.3)        (5.5)       (22.8)       (23.3)
      Proceeds from sale
       of assets                    -          0.1            -          0.2
      Acquisitions (net of
       cash received
       of $0.7)                (118.9)           -       (118.9)           -
      Short-term investments     78.6        (69.2)       137.3        (21.0)
      Long-term investments      (2.5)         1.5        (28.8)         6.5
                          ------------------------- -------------------------
                                (54.1)       (73.1)       (33.2)       (37.6)
                          ------------------------- -------------------------
    Cash flow from
     financing activities
      Repayment of loans         (1.8)                    (1.8)
      Proceeds from issuance
       of share capital           1.6          0.6         6.7           3.3
                          ------------------------- -------------------------
                                 (0.2)         0.6         4.9           3.3
                          ------------------------- -------------------------
    Increase (decrease)
     in cash and cash
     equivalents                (43.1)       (55.4)       32.4          12.5
    Cash and cash
     equivalents, beginning
     of period                  133.8        115.2        58.3          47.3
                          ------------------------- -------------------------
    Cash and cash
     equivalents, end
     of period             $     90.7   $     59.8   $    90.7   $      59.8
                          ------------------------- -------------------------
                          ------------------------- -------------------------
    Cash and cash
     equivalents           $     90.7   $     59.8   $    90.7   $      59.8
    Short-term investments       72.0        191.5        72.0         191.5
                          ------------------------- -------------------------
    Cash and short-term
     investments           $    162.7   $    251.3   $   162.7   $     251.3
                          ------------------------- -------------------------
                          ------------------------- -------------------------
    Cash paid for income
     taxes                 $     15.2   $      3.7   $    27.9   $      15.8
    Cash paid for interest $        -   $        -   $       -   $         -

    See accompanying notes to interim consolidated financial statements.

    Meridian Gold Inc.
    Notes to Interim Consolidated Financial Statements (unaudited)
    Three months and nine months ended September 30, 2006
    (In US dollars)

    1.  Basis of Presentation

        These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP"). These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the
        Company's audited consolidated financial statements for the year ended December 31, 2005. The preparation of these financial statements is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as disclosed in note 2.

    2.  Changes in Accounting Policies and Presentation

        Silver Revenue and Refining Costs

        Commencing January 1, 2006, the Company began recognizing silver sales as part of its revenue due to the increase in silver ounces mined and the significant increase in silver's market price. The
        Company previously recognized silver sales as a by-product and reported its silver revenue as a credit to cost of sales. The Company has also changed its classification of refining cost from netting against revenue to including it in cost of sales. Commencing
        January 1, 2006, both of these changes were adopted on a retroactive basis and revenue and cost of sales before depreciation, depletion and amortization for the three months and nine months ended
        September 30, 2005 have been increased by $10.1 million and
        $28.8 million, respectively, from the amounts previously reported.
        There was no impact on net earnings.

        Other

        Certain balance sheet amounts in the prior period have been reclassified to conform to presentation adopted in the current period.

    3.  Property Impairment

        At each reporting period, the Company reviews the carrying value of its mineral properties in accordance with Canadian GAAP. The reviews include an analysis of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project's current carrying value. The determination of future cash flows is dependent on a number of factors, including future prices for gold, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs.
        For non-producing properties, the reviews are based on whether factors that may indicate the need for a write-down are present at each location. Additionally, the reviews take into account factors such as political, social, legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions. The Company uses its best effort to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Based on this review, management determined additional impairment was not necessary as of September 30, 2006.

    4.  Reclamation Liability

        The continuity of the reclamation liability for the three months and nine months ended September 30 is as follows:

                                Three Months Ended         Nine Months Ended
                                      September 30              September 30
        (in millions of
        US dollars)              2006         2005         2006         2005
        ------------------------------------------- -------------------------
        Balance, beginning
         of period         $     24.0   $     10.2   $     25.3   $     11.8
        Addition
         (Minera Florida)        12.1            -         12.1            -
        Accretion                 0.4          0.1          1.0          0.3
        Expenditures             (1.0)        (1.3)        (2.9)        (3.1)
        ------------------------------------------- -------------------------
        Balance, end of
         period            $     35.5   $      9.0   $     35.5   $      9.0
        ------------------------------------------- -------------------------

    5.  Share Capital

        Shareholders' equity
                                                   September 30, December 31,
        (in millions of US dollars)                2006          2005
        ---------------------------------------------------------------------
        Share capital                                $    402.0   $    390.8
        Additional paid-in capital                          7.5          7.6
        Retained earnings (deficit)                      (124.3)      (166.4)
        Cumulative translation adjustment                  54.1         54.1
        ---------------------------------------------------------------------
        Total shareholders' equity                   $    339.3   $    286.1
        ---------------------------------------------------------------------

        Outstanding share data

        As at September 30, 2006, 101,084,401 (December 31, 2005 -
        100,233,173) common shares were outstanding and stock options to purchase 836,830 shares held by directors and employees were outstanding with exercise prices ranging between US$2.25 and US$26.79 per share, of which options to purchase 544,636 shares were exercisable with expiry dates between December 2006 and March 2016.

        Stock options and restricted shares

        The stock option activity for the three months and nine months ended
        September 30 is illustrated in the tables below:

                                   Three Months Ended September 30
                                   2006                       2005
        ---------------------------------------------------------------------
                                         Weighted                  Weighted
                                         Average                   Average
                           Number of     Exercise    Number of     Exercise
                            Options       Price       Options       Price
                          ---------------------------------------------------

        Stock options
         outstanding at
         beginning of
         period             1,007,648   $    12.89    1,506,517   $    10.54
        Granted                     -         0.00      172,300        18.21
        Exercised            (156,159)       10.32      (72,326)        9.35
        Expired and/or
         cancelled            (14,659)       16.48      (37,000)       16.76
        ---------------------------------------------------------------------
        Stock options
         outstanding at end
         of period            836,830   $    13.31    1,569,491   $    11.34
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

                                    Nine Months Ended September 30
                                    2006                      2005
        ---------------------------------------------------------------------
                                         Weighted                  Weighted
                                         Average                   Average
                           Number of     Exercise    Number of     Exercise
                            Options       Price       Options       Price
                          ---------------------------------------------------
        Stock options
         outstanding at
         beginning of
         period             1,557,481   $    11.38    1,932,151   $     9.28
        Granted                17,500        25.62      249,800        17.26
        Exercised            (720,158)        9.36     (545,359)        6.25
        Expired and/or
         cancelled            (17,993)       16.23      (67,101)       16.51
        ---------------------------------------------------------------------
        Stock options
         outstanding at
         end of period        836,830   $    13.31    1,569,491   $    11.34
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        Exercisable stock
         options              544,636   $    11.72      970,445   $     9.23
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        Stock options vest in equal annual amounts over 1 to 3 years and have terms of 10 years.

        The fair value of stock options granted was calculated using the
        Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2006: dividend yield 0%, expected volatility of 50.0 percent, risk free interest rate of
        4.6 percent, and expected lives of 5 years and with the following weighted average assumptions used for grants in 2005: dividend yield
        0%, expected volatility of 56.3 percent, risk free interest rate of
        3.5 percent, and expected lives of 5 years.

        During the three months and nine months ended September 30, 2006, options to purchase 52,459 shares and 242,374 shares, respectively, were exercised that had a grant date after January 1, 2002, the date the Company adopted the fair value method of accounting for stock options granted.  During the three months and nine months ended
        September 30, 2006, the Company transferred $0.4 million and
        $1.8 million, respectively, from additional paid-in capital to share capital for the amount previously recorded as additional paid-in capital for the fair value of this stock-based compensation.

        During the three months and nine months ended September 30, 2006, the
        Company awarded 116,223 and 144,804 restricted shares that had a grant date average fair value of $25.90 and $24.49 per share, respectively. During the three months and nine months ended
        September 30, 2005, the Company awarded 39,325 and 62,036 restricted shares that had a grant date average fair value of $18.21 and $16.32 per share, respectively. Restricted shares issued to management typically vest one-third per year over 3 years. During the third quarter of 2006 the Board granted 50,000 restricted shares of which one-third immediately vested and one-third vest in each of the next two years. Restricted shares issued to non-executive directors vest immediately and remain restricted until the board member retires or ceases to be a member of the Board.

    6.  Employee future benefits

        For the three months and nine months ended September 30, 2006 the total net defined benefit expense of the Company's pension plan was
        $0.2 million and $0.4 million, respectively (2005 -- $0.1 million for the three months and $0.2 million for the nine months). During the three months and nine months ended September 30, 2006, the Company contributed $2.7 million to the defined benefit plan.

    7.  Acquisitions

        During the third quarter of 2006, the Company acquired 100% of Minera
        Florida S.A. ("Minera Florida") for $100.0 million cash. The Company acquired control of Minera Florida effective as of July 1, 2006 and has according determined this to be the date of acquisition. The transaction completed on July 31, 2006 at which time the Company made a cash payment of $100.0 million from available cash reserves. The earnings of Minera Florida are included in the statement of operations commencing July 1, 2006. Imputed interest from July 1 to
        July 31 of $0.4 million offsets the cash payment for a net purchase price $99.6 million. Minera Florida owns a producing gold mine in
        Alhue, Chile.

        The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

        As at July 1, 2006

        Current assets                               $      4.4
        Mineral property, plant and equipment             119.9
                                                    ------------
        Total assets acquired                             124.3
                                                    ------------

        Current liabilities                                (6.3)
        Long-term liabilities                             (18.4)
                                                    ------------
        Total liabilities assumed                         (24.7)
                                                    ------------
        Net assets acquired                          $     99.6
                                                    ------------
                                                    ------------

        The purchase price allocation for Minera Florida has not been finalized and may be adjusted in the future on completion of a resource report.

        On September 22, 2006, the Company acquired 56.7% of Agua De La Falda
        S.A. ("ADLF") for $20.0 million cash. The earnings of ADLF are included in the statement of operations as of the date of
        acquisition. ADLF's properties are located 50 kilometers southeast of
        El Salvador in the Third Region of northern Chile and contains the
        Jeronimo deposit. Meridian is required to prepare a feasibility study on the Jeronimo deposit.

        The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

        Current assets                               $      0.1
        Property, plant and equipment                      50.8
        Other long-term assets                                -
                                                    ------------
        Total assets acquired                              50.9
                                                    ------------
        Current liabilities                                (0.6)
        Long-term liabilities                             (15.0)
                                                    ------------
        Total liabilities assumed                         (15.6)
                                                    ------------
        Non-controlling interest                          (15.3)
                                                    ------------
        Net assets acquired                          $     20.0
                                                    ------------
                                                    ------------

        The purchase price allocation for ADLF has not been finalized as information on assets and liabilities is still pending, including information related to income tax values and asset retirement obligations.

    7.  Segments

        Meridian Gold has two reportable segments: El Penon and Minera
        Florida. Each segment is a producing gold mine.

        Three Months Ended
         September 30, 2006
        (in millions of                     Minera
         US dollars)         El Penon      Florida    All other       Totals
        ------------------------------ ------------ ------------ ------------
        Revenues           $     49.1   $     13.5   $     (0.4)  $     62.2
        Income before taxes      26.9          2.9        (13.3)        16.5
        Expenditures for
         segment capital
         assets                   9.1          2.0          0.2         11.3

        Nine Months Ended
         September 30, 2006
        (in millions of                     Minera
         US dollars)         El Penon      Florida    All other       Totals
        ------------------------------ ------------ ------------ ------------
        Revenues           $    161.6   $     13.5   $     (0.1)  $    175.0
        Income before taxes     100.1          2.9        (25.2)        77.8
        Segment assets          254.3        149.8        117.4        521.5
        Expenditures for
         segment capital
         assets                  19.4          2.0          1.4         22.8

        As the Company only operated a single mine in 2005 no segment reporting is included for that period.

    8.  Capital leases

        Capital lease payments of Minera Florida are detailed as follows:

        (in millions of US dollars)
                                           As at
                                       September 30,
                    Year                   2006
        ----------------------------- --------------
        2006                             $      0.6
        2007                                    0.6
        2008                                    0.6
        2009                                    0.4
                                      --------------
          Subtotal                              2.2
        Less interest (at 7.51%)               (0.1)
                                      --------------
          Total                                 2.1
        Less current                           (0.6)
                                      --------------
        Long-term                        $      1.5
                                      --------------
                                      --------------

        Leased assets included in property, plant and equipment as at
        September 30, 2006 had a net book value of $1.8 million.

    9.  CEO transition costs

        Selling, General and Administrative and other expenses in the statement of operations for the third quarter of 2006 included
        $3.9 million in expenses related primarily to incentive pay, restricted shares and option awards and pension costs associated with the retiring CEO and also $1.6 million for costs associated with the hiring of the new CEO designate. Due to the accounting treatment on timing of recognition of expenses it is estimated an additional
        $1.2 million will be expensed in the fourth quarter of 2006 for additional retirement costs of the CEO.

    10. Legal claims

        The Company is exposed to certain other contingent liabilities or claims incident to the ordinary course of business. Although the outcome of these matters is not determinable at this time, the
        Company believes none of these claims will have a material adverse effect on the Company's financial position or results of operations.

    >>
    %CIK: 0001016888

    /For further information: please visit our website at
www.meridiangold.com, or contact: Krista Muhr, Senior Manager, Investor
Relations, Tel:  (800) 572-4519, Fax: (775) 850-3733, E-mail:
investorrelations(at)meridiangold.com/
    (MNG. MDG)

CO:  Meridian Gold

CNW 17:00e 24-OCT-06